# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REE Automotive Ltd., CIK 0001843588
CUSIP: M8287R202
Title of class of securities: Class A Ordinary Shares without par value
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Glil-Yam, Israel (L3), 4690500
Date of event which requires filing of this statement: 09/16/2024
Filed by CIK 1706046

## Reporting persons
- Varana Capital, LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 1,575,061; shared voting power 0; sole dispositive power 1,575,061; shared dispositive power 0; aggregate amount beneficially owned 1,575,061 (8.46% of the class)

## Item 1. Issuer
Name of issuer: REE Automotive Ltd.
Address of issuer's principal executive offices: Kibbutz Glil-Yam

## Item 2. Person Filing
Name of person filing: Varana Capital, LLC
Address of principal business office or, if none, residence: 3141 Walnut St, Ste 203b
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 1,575,061
Percent of class: 8.46
Sole power to vote or to direct the vote: 1,575,061
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,575,061
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Varana Capital, LLC: Ankur Ahuja, Chief Operating Officer (10/31/2024)